FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from: to ____________

Commission file number:1-13754

THE ALLMERICA FINANCIAL

AGENTS’ RETIREMENT PLAN

(Full title of the plan)

THE HANOVER INSURANCE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3263626
(State or other jurisdiction	(I.R.S.Employer
of incorporation)	Identification No.)

440 Lincoln Street, Worcester, Massachusetts 01653

(Address of principal executive offices)

(Zip Code)

Registrant’s telephone number, including area code: (508) 855-1000

The Allmerica Financial

Agents’ Retirement Plan

Financial Statements

and Additional Information

December 31, 2006 and 2005

The Allmerica Financial Agents' Retirement Plan

December 31, 2006 and 2005

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Additional Information*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	10-11

* Other schedules required by the Department of Labor Rules and Regulations on reporting and disclosure under the Employee Retirement Income Security Act of

1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Allmerica Financial Agents’ Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Allmerica Financial Agents’ Retirement Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 5 to the financial statements, the Board of Directors of First Allmerica Financial Life Insurance Company, the Plan’s sponsor, voted to terminate the Plan. The request for termination was approved by the Internal Revenue Service on March 29, 2007.

Boston, Massachusetts

June 22, 2007

The Allmerica Financial Agents' Retirement Plan

Statements of Net Assets Available for Benefits

At December 31,

	2006		2005
Assets
Investments, at fair value:
Non-affiliated mutual funds:
Fidelity Equity – Income Fund – Investor Class	$3,592,491	*	$3,351,076	*
Spartan U.S. Equity Index Fund	1,507,689	*	1,664,102	*
American Funds Growth Fund of America – Class R4	1,005,920	*	1,005,629	*
PIMCO Total Return Fund – Administrative Shares	813,596	*	1,177,602	*
Artisan Mid Cap Fund – Investor Class	783,624	*	976,357	*
Fidelity Diversified International Fund	764,632	*	569,428
Fidelity Retirement Money Market Portfolio	693,594	*	790,856	*
Fidelity Low - Priced Stock Fund	513,643		574,511
Fidelity Small Cap Stock Fund	418,564		459,963
Fidelity Freedom Income Fund	29,370		5,467
Fidelity Freedom 2000 Fund	16,526		16,278
Fidelity Freedom 2040 Fund	1,224		1,078
Fidelity Freedom 2010 Fund	—		1,678
	10,140,873		10,594,025
Commingled Pool:
Fidelity Managed Income Portfolio II – Class 2	1,853,906	*	1,829,873	*

The Hanover Insurance Group Stock Fund:
The Hanover Insurance Group, Inc. Common Stock	511,101		603,472
Cash and equivalents	20,067		24,075
	531,168		627,547

Net assets available for benefits at fair value	12,525,947		13,051,445

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit -responsive contracts	22,229		27,222

Net assets available for benefits	$12,548,176		$13,078,667

*Amount represents 5% or more of net assets available for benefits at December 31, 2006 and 2005, respectively.

The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,

	2006	2005

Net investment gains:
Net appreciation of:
Non-affiliated mutual funds	$728,905	$233,070
The Hanover Insurance Group Stock Fund	100,705	171,214
Interest and dividend income	711,429	533,957

Total net investment gains	1,541,039	938,241

Distributions to participants	(2,071,530)	(4,155,563)

Net decrease during year	(530,491)	(3,217,322)

Net assets available for benefits, beginning of year	13,078,667	16,295,989

Net assets available for benefits, end of year	$12,548,176	$13,078,667

The accompanying notes are an integral part of these financial statements.

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 1 - Description of plan

The following description of The Allmerica Financial Agents’ Retirement Plan (the “Plan”) is provided for general informational purposes only. More complete information is provided in the Summary Plan Description, which is available from the Plan Administrator.

General

The Plan is a qualified defined contribution plan for certain common-law employees and statutory insurance agents previously employed by or contracted with First Allmerica Financial Life Insurance Company (“FAFLIC”, “the Sponsor” or “the Company”) and Allmerica Financial Life Insurance and Annuity Company (“AFLIAC”). FAFLIC is a wholly-owned subsidiary of The Hanover Insurance Group, Inc. (“THG”). Prior to the sale of AFLIAC to The Goldman Sach’s Group, Inc. on December 30, 2005, AFLIAC was also a wholly-owned subsidiary of THG. The sale of AFLIAC did not result in any changes in the obligations or administration of this Plan.

On June 22, 2004, the Board of Directors of FAFLIC voted to terminate the Plan as a result of a decision to terminate all agents contracts in 2002. This 2002 initiative resulted in a partial Plan termination. On March 29, 2007, the Plan Sponsor received approval from the Internal Revenue Service (“IRS”) to terminate the Plan and distribute all assets (see Note 5 – Plan termination).

The Recordkeeper of the Plan is Fidelity Investments Institutional Operations Company, Inc., and the Trustee of the Plan is Fidelity Management Trust Company. In addition, the Plan is administered by the Sponsor (“the Plan Administrator”) and is subject to the provisions of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

The Company no longer employs any eligible insurance agents (see Note 5 – Plan termination).

Employer contributions

No contributions were made for the 2006 or 2005 Plan years pursuant to the provisions of the Plan’s partial termination (see Note 5 – Plan termination).

Reallocated forfeitures

In accordance with rules and procedures that were approved by the IRS, forfeitures of employer contributions which related to non-vested participants were reallocated among eligible Plan participants.

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 1 - Description of plan (continued)

Participant accounts

Due to the partial termination of the Plan (see Note 5 – Plan termination), participants in the Plan were not eligible to make 401(k) contributions during 2006 and 2005.

For existing accounts that remain in the Plan, each participant has the ability to continue to monitor and re-direct his or her funds in accordance with the provisions of the Plan. All investment income is reinvested in the same investment vehicle as the investment election and is credited to the respective participant account. Upon termination of the Plan, account balances will be distributed to each participant in accordance with IRS regulations (see Note 5 – Plan termination).

Participant loans

There were no outstanding loan balances as of December 31, 2006 and 2005, respectively.

Distributions and vesting provisions

At December 31, 2002, all employer contributions for participants became 100% vested, pursuant to the Plan’s partial termination provisions (see Note 5 – Plan termination). Also as a result of the Plan’s partial termination, account balances are payable at the request of the participant. Distributions to participants are payable either through a lump sum payment or through periodic payments. If a lump sum distribution is elected, the participant has the option of taking his or her balance in the THG Stock Fund in-kind.

Payments from the fund are subject to limitations and requirements specified in the Plan document.

NOTE 2 - Significant accounting policies

Significant accounting and reporting policies followed by the Plan are summarized as follows:

Basis of presentation

The accompanying financial statements have been presented on the liquidation basis of accounting, in accordance with generally accepted accounting principles. There currently is no difference between the liquidation and accrual bases of accounting for this Plan.

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 2 – Significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires companies to present, in the Statement of Net Assets Available for Benefits, investments which are fully benefit-responsive contracts, at fair value. Additionally, it further states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Therefore, the FSP further requires an adjustment from fair value to contract value for these fully benefit-responsive investment contracts to be included in the Statement of Net Assets Available for Benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was retroactively applied to the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement No.157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This standard applies to fair value measurements already required or permitted by existing standards and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact the adoption of the Standard will have on the financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (“Statement No. 159”). Statement No. 159 permits a company to choose, at specified election dates, to measure at fair value certain eligible financial assets and liabilities that are not currently required to be measured at fair value. The fair value option may be elected for each entire financial instrument, but need not be applied to all similar instruments. Once the fair value

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 2 – Significant accounting policies (continued)

option has been elected, it is irrevocable. Statement No. 159 is effective as of the beginning of fiscal years that begin after November 15, 2007. The Company is currently assessing the effect of adopting Statement No. 159.

Valuation of investments

Investments in non-affiliated mutual funds are priced using the end of day fair market value of the underlying funds as recorded by Fidelity Management Trust Company, which are based on the published net asset values of the funds.

Investments in Fidelity Managed Income Portfolio II – Class 2, a commingled pool of the Fidelity Group Trust for Employee Benefit Plans, are priced daily. This pool primarily invests in short or long-term contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts, fixed income securities, and money market mutual funds. The portfolio seeks to maintain a stable $1 unit price. Investments in GICs, BICs and synthetic investment contracts are carried at fair value in accordance with the aforementioned FSP. Additionally, an adjustment to contract value is presented in accordance with the FSP as this investment is fully benefit-responsive. Fixed income securities for which quotations are readily available are valued at their most recent bid price. For those securities for which quotations are not readily available, the security is valued based upon a method that the Trustee of the portfolio deems to be reflective of fair value. Investments in money market funds are valued at the net asset value each day.

The Hanover Insurance Group Stock Fund is stated at fair value as determined by quoted market prices of both THG common stock and cash equivalents held in the Fund.

Purchases and sales of securities are accounted for as of the trade date. Dividends are recorded on the ex-dividend date and interest income is recorded on an accrual basis.

Net appreciation (depreciation) on the fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) of the investments.

Administrative expenses and other fees

Expenses related to the management of investments are reflected in the value of each investment vehicle in 2006 and 2005. All other fees incurred in 2006 and 2005 in the administration of the Plan were paid by the Sponsor.

Payment of benefits

Benefits are recorded when paid.

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

NOTE 3 - Related party transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan (see Note 1 – Description of plan) and, therefore, transactions related to these investments, such as purchases and sales, qualify as party-in-interest transactions.

The Plan invests in The Hanover Insurance Group Stock Fund which holds THG stock. This is the common stock of the Sponsor’s parent, therefore, purchases and sales of THG stock are party-in-interest transactions.

NOTE 4 - Federal income taxes

The IRS had determined and informed the Sponsor by a letter dated July 10, 2002, that the Plan was qualified and the trust established under the Plan was tax exempt under the appropriate sections of the Internal Revenue Code. In a letter from the IRS dated March 29, 2007, the Sponsor was informed that the proposed termination of this Plan effective June 28, 2004 did not adversely affect its qualification for federal tax purposes (see Note 5 – Plan termination). The Plan Administrator believes that the Plan has complied with all requests of the IRS in respect to the termination of the Plan and that the Plan continues to be designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income tax is required.

NOTE 5 – Plan termination

The Plan provides that in the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by the Sponsor, each affected participant’s interest in the Plan’s assets as of the termination date shall become 100% vested and non-forfeitable. In addition, upon termination of the Plan, the assets become either payable to the participant or applied to purchase a non-forfeitable retirement annuity at the participant’s option.

In accordance with Plan provisions, the Sponsor vested all agents 100% as of December 31, 2002, including previously terminated agents whose non-vested account balances had not been forfeited by December 31, 2002. As a result of the termination of all agent contracts, there will be no future agent or Sponsor contributions to the Plan. For the agents’ current balances, each agent has the option to roll over their funds to another qualified plan or individual retirement account, receive a distribution, or remain in the Plan until such time that the Plan assets are distributed to the participant pursuant to a formal plan of distribution resulting from the full termination of the Plan (see below). For those accounts that remain in the Plan, each agent has the ability to continue to monitor and direct their funds, in accordance with Plan provisions.

On June 22, 2004, the Board of Directors of FAFLIC voted to terminate the Plan as a result of the aforementioned termination of agent contracts. On July 1,

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

2004, the Sponsor filed with the IRS a request to terminate the Plan and in a letter dated March 29, 2007, received approval to terminate the Plan. The Sponsor is developing a plan regarding the timing and the distribution of Plan assets.

NOTE 6 – Subsequent events

During the first five months of 2007, there have been participant initiated withdrawals of approximately $1.0 million, primarily resulting from the aforementioned termination of agent contracts.

The Allmerica Financial Agents' Retirement Plan

Notes to Financial Statements

	Identity of Issue	Description of Investments	Shares or Units	Current Value

	Investments with non-affiliated mutual funds:

*	Fidelity Equity – Income Fund – Investor Class	Diversified portfolio of large-cap value companies.	61,358	$3,592,491

*	Spartan U.S. Equity Index Fund	Common stocks primarily those included in the S&P Composite Stock Index.	30,046	1,507,689

	American Funds Growth Fund of America – Class R4	Large-cap growth fund invested primarily in common stocks.	30,800	1,005,920

	PIMCO Total Return Fund – Administrative Shares	Invests primarily in debt securities, such as: U.S. government securities, corporate bonds, and mortgage-related securities.	78,381	813,596

	Artisan Mid Cap Fund – Investor Class	Long-term capital growth fund of mid-size companies.	25,726	783,624

*	Fidelity Diversified International Fund	Large-cap growth fund invested primarily in non-U.S. dollar-denominated common stocks.	20,694	764,632

*	Fidelity Retirement Money Market Portfolio	Invests in U.S. dollar-denominated money market securities of domestic and foreign issuers as well as repurchase agreements.	693,594	693,594

*	Fidelity Low – Priced Stock Fund	Small-cap blend fund seeking capital appreciation.	11,797	513,643

*	Fidelity Small Cap Stock Fund	Small-cap fund focused on long-term growth of capital by investing in both growth and value oriented securities.	22,018	418,564

*	Fidelity Freedom Income Fund	Invests in a combination of Fidelity equity, fixed-income, and money market funds. Designed for investors already in retirement.	2,545	29,370

*	Fidelity Freedom 2000 Fund	Conservative allocation fund invested in Fidelity equity, fixed-income, and money market funds. Target to investors already in retirement.	1,326	16,526

The Allmerica Financial Agents' Retirement Plan

Form 5500, Schedule H, Line 4i (continued)

Schedule of Assets (Held at End of Year)

At December 31, 2006

	Identity of Issue	Description of Investments	Shares or Units	Current Value

*	Fidelity Freedom 2040 Fund	Large-cap blend fund that invests in a combination of Fidelity equity, fixed income, and money market funds. Targeted to investors expected to retire around the year 2040.	129	1,224

	Commingled Pool:
*	Fidelity Managed Income Portfolio II – Class 2 **	Stable value fund invested in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.	1,876,135	1,876,135

	*The Hanover Insurance Group Stock Fund	The Hanover Insurance Group, Inc. Common Stock, traded on
		the New York Stock Exchange.		511,101

		Cash and equivalents		20,067

	Total investments			$12,548,176

*	Represents party-in-interest.
**	At contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALLMERICA FINANCIAL
AGENTS’ RETIREMENT PLAN
(Name of Plan)

/s/ Peter Dupell
Plan Administrator: The Hanover Insurance
Group, Inc. by Peter Dupell
June 22, 2007

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.

13